

82-4421

SUPPL

EASTMAIN

NEWS RELEASE

Eastmain acquires 100% of Clearwater

Trading Symbol: ER – The Toronto Stock Exchange June 10, 2004

Eastmain Resources Inc. (TSX:ER) is pleased to announce that it has agreed to acquire 100% interest in the Clearwater Project. SOQUEM Inc. has agreed to sell all of its remaining rights, title and interest in and to the Clearwater Project to Eastmain Resources, subject to a 2% net smelter return royalty. Eastmain retains the right to purchase one-half of the NSR for $1,000,000.

To acquire SOQUEM's remaining 25% interest, Eastmain shall make a cash payment of $500,000 on signing the agreement and a cash payment of $500,000 to SOQUEM on the first anniversary of the date of the agreement. Eastmain will issue 500,000 common shares and 500,000 purchase warrants to SOQUEM at the time of closing, subject to regulatory approval. Purchase warrants are valid for a period of two years from the time of closing at an exercise price of $1.50 in the first year and an exercise price of $2.00 the second year.

Don Robinson, Eastmain's President and CEO stated, "We are extremely pleased to acquire 100% interest in one of the largest undeveloped gold deposits in the Province of Québec. Although SOQUEM was a great exploration partner, having total control of the project gives Eastmain the option, at our convenience, to joint venture the property with an experienced mining company." Robinson adds, "Through continued exploration at Clearwater, Quebec's pro-mining rebate programs will cover the cash cost of acquiring SOQUEM's remaining interest."

The Company plans to complete a surface bulk sample from the main group of veins at Eau Claire in order to define the economic and mining parameters of the deposit, and to continue with a deep drilling program to expand the known gold resource. Additional property-scale regional targets are also slated for testing.

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost profitable ore deposits in Canada. The Corporation has formed a five-year strategic alliance with Goldcorp Inc. Eastmain and Noranda Inc. are also completing 14,800 line-kilometres of Megatem II airborne geophysical surveys, a new technology proven to detect hidden ore deposits.

-30-

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

dlw 6/23